APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

WeHa Brewing Company LLC

Profit and Loss

January - December 2020

	TOTAL
Income	
Non-Profit Income	1,407.94
Sales	8,412.96
Stripe Refunds	-6.00
Uncategorized Income	2,000.00
Total Income	**$11,814.90**
Cost of Goods Sold	
Cost of Goods Sold	4,732.11
Shipping	251.55
Total Cost of Goods Sold	**$4,983.66**
GROSS PROFIT	**$6,831.24**
Expenses	
Advertising & Marketing	4,076.94
Bank Charges & Fees	137.85
Charitable Contribution	216.99
Contractors	10.00
Credit Card Processing Fee	305.41
Insurance	401.42
Job Supplies	1,392.23
Legal & Professional Services	4,475.00
Meals & Entertainment	357.25
Office Supplies & Software	294.56
Other Business Expenses	45.31
Rent & Lease	5,760.58
Stripe Fees	2.14
Supplies & Materials	155.93
Taxes & Licenses	149.00
Total Expenses	**$17,780.61**
NET OPERATING INCOME	**$ -10,949.37**
NET INCOME	**$ -10,949.37**

WeHa Brewing Company LLC

Balance Sheet

As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Webster Business Value Checking	82,857.48
Total Bank Accounts	**$82,857.48**
Accounts Receivable	
Accounts Receivable	-63.62
Total Accounts Receivable	**$ -63.62**
Other Current Assets	
Undeposited Funds	63.62
Total Other Current Assets	**$63.62**
Total Current Assets	**$82,857.48**
Fixed Assets	
Coffee Roaster	0.00
Depreciation	-1,000.00
Original cost	7,900.00
Total Coffee Roaster	**6,900.00**
Total Fixed Assets	**$6,900.00**
TOTAL ASSETS	**$89,757.48**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	8,746.60
Total Credit Cards	**$8,746.60**
Other Current Liabilities	
Charitable Donations Payable	0.00
Connecticut Department of Revenue Services Payable	0.00
Total Other Current Liabilities	**$0.00**
Total Current Liabilities	**$8,746.60**
Long-Term Liabilities	
Notes Payable-Coffee Roaster	2,962.60
Revenue Sharing Notes Payable	88,100.00
Total Long-Term Liabilities	**$91,062.60**
Total Liabilities	**$99,809.20**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	-1,191.72
Partner Contributions	0.00
Owner (CM)	10,850.00
Total Partner Contributions	**10,850.00**
Retained Earnings	-4,813.52
Net Income	-14,896.48
Total Equity	**$ -10,051.72**
TOTAL LIABILITIES AND EQUITY	**$89,757.48**

WeHa Brewing Company LLC

Profit and Loss
January - December 2021

	TOTAL
Income	
Sales	94,099.81
Total Income	**$94,099.81**
Cost of Goods Sold	
Cost of Goods Sold	35,141.71
Total Cost of Goods Sold	**$35,141.71**
GROSS PROFIT	**$58,958.10**
Expenses	
Advertising & Marketing	9,064.29
Bank Charges & Fees	4,238.63
Charitable Contribution	266.30
Contractors	2,050.00
Credit Card Processing Fee	3,425.41
Employee Training Expenses	740.42
Insurance	8,731.17
Interest Paid	9,261.24
Job Supplies	2,881.60
Legal & Professional Services	117,646.50
Meals & Entertainment	1,314.55
Office Supplies & Software	1,290.89
Other Business Expenses	2,592.99
Payroll Wage Expenses	40,176.80
QuickBooks Payments Fees	5.85
Rent & Lease	33,050.91
Shipping	444.14
Supplies & Materials	7,562.39
Taxes & Licenses	17,922.64
Travel	435.31
Utilities	9,457.95
Total Expenses	**$272,559.98**
NET OPERATING INCOME	**$ -213,601.88**
Other Income	
SBA Grant Income	17,087.40
Total Other Income	**$17,087.40**
Other Expenses	
Amortization Expense	42,199.00
Depreciation	20,771.00
Investment Expense	1,440.00
Total Other Expenses	**$64,410.00**
NET OTHER INCOME	**$ -47,322.60**
NET INCOME	**$ -260,924.48**

WeHa Brewing Company LLC

Balance Sheet

As of December 31, 2021

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Business Checking	15,613.61
Webster Business Value Checking	15,184.52
Total Bank Accounts	**$30,798.13**
Accounts Receivable	
Accounts Receivable	2,794.38
Total Accounts Receivable	**$2,794.38**
Other Current Assets	
Inventory	0.00
Inventory-Beer Raw Materials	14,193.33
Inventory-Coffee Bags	946.48
Inventory-Coffee Beans	1,697.80
Inventory-Coffee Cups	2,073.08
Inventory-Glassware	743.72
Inventory-Merch	560.00
Total Inventory	**20,214.41**
Petty Cash	450.00
Prepaid Expenses	12,500.00
Prepaid Insurance	0.00
Undeposited Funds	209.62
Total Other Current Assets	**$33,374.03**
Total Current Assets	**$66,966.54**

WeHa Brewing Company LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Fixed Assets	
Brewery Equipment	0.00
Brewhouse	77,800.00
Depreciation	-2,912.00
Original cost	0.00
Total Brewhouse	**74,888.00**
CC Brewhouse	13,000.00
Accumulated Depreciation	-420.00
Total CC Brewhouse	**12,580.00**
FV & BT	71,492.95
Depreciation	-2,720.00
Original cost	0.00
Total FV & BT	**68,772.95**
Glycol Chiller	15,000.00
Depreciation	-900.00
Original cost	0.00
Total Glycol Chiller	**14,100.00**
Steam Boiler	25,000.00
Depreciation	-1,533.00
Original cost	0.00
Total Steam Boiler	**23,467.00**
Total Brewery Equipment	**193,807.95**
Coffee Bar Equipment	14,133.92
Depreciation	-1,769.00
Total Coffee Bar Equipment	**12,364.92**
Coffee Roaster	0.00
3 KG	15,898.94
Depreciation	-2,680.00
Total 3 KG	**13,218.94**
Depreciation	-2,560.00
Original cost	7,900.00
Total Coffee Roaster	**18,558.94**

WeHa Brewing Company LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Fixed Asset Computers	652.00
Depreciation	-130.00
Total Fixed Asset Computers	**522.00**
Fixed Asset TV	0.00
Fixed Assets POS	3,800.00
Depreciation	-471.00
Total Fixed Assets POS	**3,329.00**
Furniture & Fixtures	14,094.19
Accumulated Depreciation	-2,323.00
Total Furniture & Fixtures	**11,771.19**
Glassware	0.00
Keg Washer	6,335.00
Depreciation	-389.00
Total Keg Washer	**5,946.00**
Kitchen Equipment	19,941.83
Depreciation Kitchen Equipment	-1,429.00
Total Kitchen Equipment	**18,512.83**
Leasehold Improvements	323,804.66
Accumulated Amortization	-46,257.81
Total Leasehold Improvements	**277,546.85**
Walk-In Cooler	8,146.00
Accumulate Depreciation	-443.00
Original cost	0.00
Total Walk-In Cooler	**7,703.00**
Total Fixed Assets	**$550,062.68**
TOTAL ASSETS	**$617,029.22**

WeHa Brewing Company LLC

Balance Sheet

As of December 31, 2021

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card	24,781.26
Total Credit Cards	**$24,781.26**
Other Current Liabilities	
Charitable Donations Payable	0.00
Connecticut Department of Revenue Services Payable	0.00
Contractor Payable	115,500.00
Deposit Liability	0.00
Gift Card Liability	1,983.24
Interest Payable	946.00
Notes Payable-Partner Loan	50,416.67
Out Of Scope Agency Payable	0.00
Payroll Clearing	7,373.91
Payroll Tax Payable	6,000.00
POS Payable	3,800.00
Professional Services Payable	2,450.00
Sales Tax Payable	5,751.43
Tips Payable	1,053.65
utilities payable	1,073.50
Total Other Current Liabilities	**$196,348.40**
Total Current Liabilities	**$221,129.66**
Long-Term Liabilities	
Notes Payable-3kg Coffee Roaster	11,924.18
Notes Payable-Coffee Roaster	0.00
Notes Payable-SBA Loan	272,860.67
Revenue Sharing Notes Payable	87,987.99
Revenue Sharing Notes Payable #2	23,990.95
Total Long-Term Liabilities	**$396,763.79**
Total Liabilities	**$617,893.45**
Equity	
Opening Balance Equity	0.00
Owner's Pay & Personal Expenses	0.00

WeHa Brewing Company LLC

Balance Sheet

As of December 31, 2021

	TOTAL
Partner Contributions	0.00
Investee #1 (KM)	10,000.00
Investee #2 (KE)	5,000.00
Investee #3 (MC)	50,000.00
Investee #4 (KH)	50,000.00
Investee #5 (TC)	10,000.00
Owner (CM)	71,950.00
Total Partner Contributions	**196,950.00**
Retained Earnings	-19,710.00
Net Income	-178,104.23
Total Equity	**$ -864.23**
TOTAL LIABILITIES AND EQUITY	**$617,029.22**

I, Cody McCormack, certify that:

1. The financial statements of WeHa Brewing Company included in this Form are true and complete in all material respects; and
2. The tax return information of WeHa Brewing Company included in this Form reflects accurately the information reported on the tax return for WeHa Brewing Company for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Cody McCormack*

Name: Cody McCormack

Title: President